UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)

YPF Sociedad Anónima (the “Issuer”)

(Name of Issuer)

Class D Common Shares

Par value 10 pesos per share (the “Class D Shares”)

American Depositary Shares, Each Representing One Class D Share (the “ADSs”)

(Title of Class of Securities)

P9897X131 (Class D Shares); 984245100 (ADSs)

(CUSIP Number)

Grupo Petersen

Cerrito 740, 1o Piso

(C1010AAP) Buenos Aires

Argentina

Attn: Mr. Mauro R. Dacomo

+54 11 55 55 01 03

with a copy to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Attn: Andrés de la Cruz

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

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1

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Enrique Eskenazi

Sebastián Eskenazi

Matías Eskenazi Storey

Ezequiel Eskenazi Storey

Petersen Energía, S.A.

Petersen Energía Pty Ltd.

Petersen Energía Inversora, S.A.

Petersen Energía Inversora Holding GmbH

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This Amendment No.9 (the “Ninth Amendment”) amends the initial Schedule 13D (the “Schedule 13D”) filed on February 29, 2008, with the Securities and Exchange Commission (the “SEC”), by the Reporting Persons (as defined in the Schedule 13D), with respect to Class D Shares par value 10 Argentine pesos per share (the “Class D Shares”) and American Depositary Shares (“ADSs”) of YPF Sociedad Anónima (“YPF” or the “Issuer”), with each ADS representing one Class D Share. Capitalized terms used but not otherwise defined in this Ninth Amendment have the meaning ascribed to such terms in the Schedule 13D, as amended.

Item 6 of the Schedule 13D is hereby amended and supplemented to add the following:

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Share Purchase Agreement

On December 12, 2008, the Comisión Nacional de Defensa de la Competencia (the Argentine antitrust authority) served PESA and PEISA with notice of its approval of any purchase of shares or ADRs of YPF pursuant to (i) the SPA, (ii) the First Option Acquisition, (iii) the Tender Offer Acquisition, and (iv) the Second Option Agreement (the “CNDC Approval”). Accordingly, the condition subsequent contemplated in the SPA cannot materialize and the acquisition pursuant to the SPA and the First Option Acquisition are no longer conditional.

Direct Agreement

The information set forth under the title “Share Purchase Agreement” of this Item 6 is incorporated herein by reference. The occurance of the CNDC Approval caused the automatic termination of the Direct Agreement.

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Item 7.       Material to be Filed as Exhibits

EXHIBIT INDEX

Exhibit Number	Description

99.1*	Share Purchase Agreement, dated February 21, 2008
99.2*	First Share Purchase and Sale Option Agreement, dated February 21, 2008
99.3*	Second Share Purchase and Sale Option Agreement, dated February 21, 2008
99.4*	Shareholders’ Agreement, dated February 21, 2008
99.5*	Seller Credit Agreement
99.6*	Senior Secured Term Loan Facility
99.7*	Chervil Loan Agreement
99.8*	General Deeds of Pledge
99.9*	Petersen PTY Loan Agreements
99.10*	Assignment of Dividend Rights Agreement, dated February 21, 2008
99.11*	Registration Rights Agreement, dated February 21, 2008
99.12*	Direct Agreement, dated February 21, 2008
99.13*	Supplemental Agreement, dated February 21, 2008
99.14*	Options Registration Rights Agreement, dated February 21, 2008
99.15*	Letter Agreement, dated February 21, 2008
99.16*	Letter Agreement, dated February 5, 2008
99.17*	Intercreditor Agreement, dated February 21, 2008
99.18*	Powers of Attorney
99.19*	Joint Filing Agreement
99.20**	Loan Agreement among Banco Santander, Purchaser, and Repsol dated June 6, 2008 (English translation)
99.21***	Guaranty Agreement among Banco Santander, Purchaser, and Repsol dated June 6, 2008 (English translation)
99.22***	First Option Stock Purchase Agreement among Repsol and certain of its affiliates, PEISA, and Petersen SA, dated November 12, 2008 (English translation)
99.23***	Pledge and Security Agreement among PEISA, Repsol, and The Bank of New York Mellon, dated November 12, 2008.

* Previously filed as an Exhibit to the Schedule 13D filed with the SEC on February 29, 2008.

** Previously filed as an Exhibit to Amendment No. 4 to Schedule 13D filed with the SEC on September 11, 2008.

*** Previously filed as an Exhibit to Amendment No. 8 to Schedule 13D filed with the SEC on November 12, 2008.

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SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Enrique Eskenazi	By: /s/ Mauro Renato José Dacomo
Mauro Renato José Dacomo
Sebastián Eskenazi	Attorney-in-Fact
December 16, 2008
Matías Eskenazi Storey

Ezequiel Eskenazi Storey

PETERSEN ENERGIA PTY LTD.

By: Matías Eskenazi Storey
Title: Director

By: Claudio Cánepa
Title: Director

PETERSEN ENERGIA S.A.

By: Mauro Renato José Dacomo
Title: Consejero

By: Ignacio Cruz Morán
Title: Consejero

PETERSEN ENERGIA INVERSORA, S.A HOLDING GMBH

By: Mauro Renato José Dacomo
Title: Managing Director

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By: Ignacio Cruz Morán
Title: Managing Director

PETERSEN ENERGIA INVERSORA, S.A.

By: Mauro Renato José Dacomo
Title: Consejero

By: Ignacio Cruz Morán
Title: Consejero